Confidential Treatment Requested by Capital One Financial Corporation
Capital One Financial Corporation
1680 Capital One Drive
McLean, Virginia 22102-3491

January 28, 2011

CERTAIN INFORMATION IN THIS LETTER HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.  CONFIDENTIAL TREATMENT PURSUANT TO 17 C.F.R. § 200.83 HAS BEEN REQUESTED BY CAPITAL ONE FINANCIAL CORPORATION WITH RESPECT TO THE OMITTED PORTIONS.  OMITTED INFORMATION HAS BEEN REPLACED BY [***].

Mr. Amit Pande,
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street N.W.
Washington, D.C. 20549

Re:	Capital One Financial Corporation
Form 10-K for Fiscal Year Ended December 31, 2009, Filed February 26, 2010
Forms 10-Q for Fiscal Quarters Ended March 31, 2010, June 30, 2010, and
September 30, 2010
File No. 0011-13300

Dear Mr. Pande:

This letter sets forth the responses of Capital One Financial Corporation (“Capital One” or the “Company”), to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated December 28, 2010.  For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by our response.

This letter is being filed with the Commission on EDGAR supplementally as correspondence, and a complete copy of this letter in paper format is also being forwarded by courier.  Please note that this letter omits confidential information included in the unredacted version of the letter that was delivered to the Division of Corporation Finance and that asterisks, as indicated below, denote such omissions.

We respectfully request, pursuant to the provisions of 17 C.F.R. § 200.83 (“Rule 83”), that confidential treatment under the Freedom of Information Act (“FOIA”) (5 U.S.C. § 552) be afforded to certain portions of our responses (the “Confidential Materials”).  The Confidential Materials are marked with bracketed asterisks [***], and the pages on which they appear is marked with the confidentiality legends as required by Rule 83.  We believe that the Confidential Materials contain information that is covered by one or more exemptions in the FOIA, for reasons of business confidentiality.  If any person who is not an employee of the Commission, including any other government employee, requests an opportunity to inspect or copy the materials referred to herein, pursuant to the FOIA or otherwise, we request in accordance with Rule 83 that the Company be promptly notified of any such request and furnished with a copy of all written materials pertaining to such request, so that we may further substantiate the foregoing request for confidential treatment.  Please address any notification of a request for access to such documents to the undersigned with a copy to John G. Finneran, Jr., General Counsel, each care of Capital One Financial Corporation, 1680 Capital One Drive, McLean, Virginia 22102-3491.  The telephone and facsimile numbers for the undersigned are (703) 720-1080 and (703) 720-1082 (fax), and for Mr. Finneran are (703) 720-1030 and (703) 720-1094 (fax).

Confidential Treatment Requested by Capital One Financial Corporation

Form 10-K for Fiscal Year Ended December 31, 2009

Loan Modifications and Restructurings, page 59

1.
We note your response to comment three from our letter dated June 24, 2010. Please revise your future filings to quantify the types of concessions made distinguishing between each loan product for your TDRs. While you have asserted that you will comply with our original comment, these were not provided in your Form 10-Q for the period ended September 30, 2010.

We will comply in our 2010 10-K with the Staff’s comment by including an update of the information that we provided in the response to comment three from the Staff’s letter dated June 24, 2010.

Form 10-Q for Fiscal Quarter Ended September 30, 2010

Note 13.  Commitments, Contingencies and Guarantees, page 108

2.
We note from your response to comment 12 of our letter dated June 24, 2010 and the disclosures in the Changes in Representation and Warranty Reserves beginning on page 111 that your representation and warranty repurchase reserves have increased from $238 million as of December 31, 2009 to $836 million as of September 30, 2010. Footnote 3 to the Changes in Representation and Warranty Reserves table on page 111 states that the increases to this reserve during the first and second quarters of 20 10 were due primarily to counterparty activity and your ability to extend the timeframe over which you estimate your repurchase liability in most cases to the full life of the mortgage loans sold for which you believe that repurchases are probable. Please tell us and consider revising your future filings to address the following:

•
Separately quantify the amount of the increases to your representation and warranty reserve distinguishing between increases in counterparty activity and your ability to extend the repurchase liability over the life of the loan.

The Company previously provided qualitative explanations for the increase in the representation and warranty (“R & W”) reserves in footnote 3 to the Changes in Representation and Warranty Reserves table on page 111 of the Form 10-Q.  Of the $644 million increase in R & W reserves for the nine months ended September 30, 2010, approximately $399 million resulted from our ability to extend repurchase liability estimates to the life of the loan in Q2 2010.  This amount and explanation was disclosed in the fourth paragraph of page 107 of the Form 10-Q for the period ending June 30, 2010.  The remaining $245 million reserve build related primarily to changing counterparty activity in the form of updated estimates around active and probable litigation, which includes the $224 million amount and explanation disclosed on page 103 of the Form 10-Q for the period ending March 31, 2010.  In future filings, we will provide the reasons for any significant changes in R & W reserves, and, if material, quantify the portion of any change that might be related to a specific reason.

Confidential Treatment Requested by Capital One Financial Corporation

•
Compare and contrast your previous methodology specifically concerning the periods over which you determine your repurchase reserves to your revised methodology which provides for a liability determined over the full life of the loan.

The Company develops R & W reserve estimates for three categories of previously sold loans: 1) loans sold by our subsidiaries to government-sponsored enterprises (“GSE loans”); 2) loans sold into securitizations subject to active or probable litigation by monoline bond insurers (“Active Insured Securitizations”); and 3) other loans.  Please note that the reserve associated with the active or probable litigation is a litigation reserve described below in more detail in response to Question 3.  The particular estimation methodology and subsequent refinements between quarters varies by loan category.  Below is a comparison of the methodologies for each category between the first and second quarters.

GSE Loans.  In the first quarter of 2010, the Company calculated the R & W reserve for GSE loans by estimating losses associated with existing claims and claims we expected to receive over the next twelve months.  The future claims estimate was calculated using the past relationship between historic defaults and claim volume and applying this relationship to forecasted defaults over the next twelve months.  We used a twelve-month estimate because we did not have a statistically validated loan-level loss model that would have enabled us to reasonably estimate losses beyond 12 months. In the second quarter, the company was able to statistically validate a lifetime loan-level loss-forecasting model.  Because of the continued and persistent repurchase activity from GSEs within the second quarter of 2010, [***] , the Company applied its new validated lifetime loss model and enhancements to extend the timeframe of the R & W reserve for GSE loans to lifetime losses.  The methodology adopted in the second quarter includes:

•	A statistically validated loan level model that reasonably forecasts future defaults and loss given default;
•	Vintage and entity level assessment of lifetime claims to defaults (“Claims Ratio”); and
•	Vintage and entity level assessment of lifetime paid claims to closed claims (“Success Factor”).

Active Insured Securitizations Litigation Reserve.  [***]

Others.  The Company made no changes in its approach to reserving for these loans between the first and second quarters of 2010.  The Company maintains a 12-month reserve with respect to counterparties other than GSEs and active and probable monoline bond insurer litigants because the relatively small and sporadic nature of counterparty activity within this category precludes the Company’s ability to reasonably estimate probable outcomes from this category beyond 12 months.

•
Please also provide us with an understanding as to what event(s) transpired that resulted in this change in addition to how your previous methodology included all appropriate periods. Please provide us with a detailed analysis and timeline of events supporting the significant increase in the provision for repurchase losses during the first and second quarters of 2010 and the resulting repurchase liability.

Confidential Treatment Requested by Capital One Financial Corporation

FIRST QUARTER 2010 EVENTS AND RESERVES

The first quarter of 2010 reserve build of $216 million was primarily driven by events that led to updated legal liability estimates with respect to Active Insured Securitizations.  [***]

[***]

[***].  The changes in our first quarter reserve methodology, which were described on page 103 of the Form 10-Q for the period ending March 31, 2010, represent either refinements to current assumptions or recognition of outcomes that have become probable and for which the Company can reasonably estimate the loss.

SECOND QUARTER 2010

As described above in more detail, we significantly upgraded our forecasting and data availability in the second quarter of 2010.  Unlike in the first quarter of 2010, where there were a number of significant changes in underlying counterparty activities, the reserve build in the second quarter of 2010 reflected almost entirely the adoption of improved estimation methodologies that enabled estimates of lifetime liabilities for GSE and Active Insured Securitizations. Previously, the Company did not have sufficient forecasting abilities or specific loan servicing information to reasonably estimate losses beyond 12 months.  Enhancements in our access to data and the validation of our loss forecast modeling capabilities provided the Company with the ability to reasonably estimate losses that are probable of occurring over the life of the portfolio.

•
Similarly, please tell us the reasons for the significant decrease in the provision for repurchase losses during the three months ended September 30, 2010 ($16 million) as compared to the first and second quarters of 2010 taking into consideration your disclosure on page 110 that open repurchase requests have continued to increase ($1.6 billion as of September 30, 2010) along with increased realized losses and any increasing inherent losses.

As explained above, Capital One moved to a lifetime-loss methodology for the GSE and Active Insured Securitization categories of its R & W reserve during the second quarter of 2010.  Therefore, even though the Company’s subsidiaries received approximately $200 million of new repurchase claims during the third quarter of 2010, virtually all of these repurchase claims were already anticipated and included in the reserve under the existing loss-based reserve methodology and thus did not require a significant increase in the reserves.

•
Tell us whether there are the same financial guaranty bond insurers/mortgage insurers in both the “Active Insured” and “Inactive Insured” Securitizations.  If so, please tell us why you believe the insurer has not made any claims to date with respect to Inactive Insured Securitizations and whether they have provided you with an indication that claims may be coming in the future as they continue to work through the documents.

Confidential Treatment Requested by Capital One Financial Corporation

[***]

3.
We note your response to comment 12 of our letter dated June 24, 2010 and the enhanced disclosures included within this footnote with respect to various litigation matters and Potential Mortgage Representation & Warranty Liabilities. As it relates to both your U.S. Bank Litigation and the DDBSP Lawsuit discussed on page 114, please tell us and consider the need to provide a sufficient level of granularity and transparency that encompasses management’s considerations and thought processes in the determination of the reserves in future filings. For example, please tell us:

•
Whether you reviewed 100% of the loans contained within the litigation on a loan-by-loan basis to develop your reserve. If not, please tell us in more detail how you performed your loan-by-loan approach;

•	The types of success rates used in developing the reserve; and
•	How the loss rates were developed.

We will continue to provide updated information about the U.S. Bank Litigation and DBSP Lawsuit as both cases proceed.  We will also continue to disclose management’s considerations and thought processes in the determination of reserves as appropriate.  To respond to your specific questions:

[***]

•
The loss rates at issue in both the U.S. Bank Litigation and DBSP Lawsuit reflect both the incurred losses on the portfolios at issue in each litigation, and future lifetime loss estimates developed using model predictions segmented by similar vintage and product specification in each case as reported in industry third-party databases.

4.
We note your disclosure on page 111 that due to the uncertainties and lack of predictive measures to guide the range of litigation outcomes or the number of future claims that might arise, you do not believe a “meaningful range” of reasonably possible loss in excess of the aggregate repurchase reserve can be determined as of September 30, 2010. We note that “meaningful” is not the defined threshold for disclosure outlined in ASC 45 0-20 and that this analysis may be subject to significant interpretation. We believe that where a range of reasonably possible loss is estimable, and the top of the range is in excess of the amount accrued, which appears to be the case given the addition of significant probable incurred losses each period relating to loans sold in historical periods, the range should be disclosed pursuant to ASC 450-20-50-3. Please tell us and revise your disclosure in future filings to provide the range of reasonably possibly losses for all counterparties for which this disclosure is possible. These disclosures should be updated quarterly as additional information is obtained.

Confidential Treatment Requested by Capital One Financial Corporation

We regularly review the most current available data to determine if we can estimate the reasonably possible loss or range of loss for each category of counterparty.  In using the phrase “we cannot provide a meaningful range of reasonably possible loss,” we did not intend to articulate a disclosure threshold different from the one required by ASC 450.  In future filings, we will use the word “estimate” and either provide an estimate of the reasonably possible loss or range of loss or state that such an estimate cannot be made.

5.
Please tell us and revise future filings, as applicable, whether you have declined to repurchase loans from representations and warranties provided in connection with your Active Insured Securitizations. If you have, please further tell us and revise your future filings to clarify how denied claims are ultimately resolved.  In your response, address any appeals process and provide some quantification around the amount of initially denied claims that are either rescinded or ultimately repurchased or made whole. For example, tell us the types of information you would typically provide in rejecting the original request for repurchase, how long the counterparty has to review and appeal your original rejection, and the typical results in any appeal of your original rejection. Please tell us whether any changes in the original rejection conclusion are built into your “success rates.”  Please also tell us how your original rejection impacts the timing and amount of the repurchase reserve, such as whether the reserve is immediately reduced after your original rejection, or whether the repurchase reserve is adjusted after any appeals process by the counterparty is complete.

We have declined to repurchase certain Active Insured Securitization claims and we have agreed to make some payments with respect to certain other Active Insured Securitization claims. There is typically not a prescribed appeal period with respect to denied claims within the Active Insured Securitization category, either within the applicable contracts or within our standard practice of handling claims.

[***]

6.
We note your disclosures on pages 112- 115 regarding the various litigation claims that you are subject to, and your disclosure in many instances that, given the various uncertainties, you cannot a “meaningful” range of reasonably possible losses. We note that “meaningful” is not the defined threshold for disclosure outlined in ASC 450-20 and that this analysis may be subject to significant interpretation. Please provide further clarity in your statements in many of your litigation matters that a “meaningful” range cannot be provided.  Please clarify how you define this term for purposes of your disclosure threshold.  In this regard, the staff notes that simply because a range of losses may be large, does not necessarily mean that the range is not required or “meaningful” to investors. Please see Examples 1 and 3 in ASC Topic 450-20-55.

We regularly review the most current available data to determine if we can estimate the reasonably possible loss or range of loss for disclosed litigation matters.  In using the phrase “we cannot provide a meaningful range of reasonably possible loss,” we did not intend to articulate a disclosure threshold different from the one required by ASC 450.  In future filings, we will use the word “estimate” and we will either provide an estimate of the reasonably possible loss or range of loss or state that such an estimate cannot be made.

Confidential Treatment Requested by Capital One Financial Corporation

*      *      *      *      *      *      *      *

In connection with our response to the Staff’s December 28, 2010 letter, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (703) 720-1080 if you have any questions or would like any additional information.

Sincerely,

/s/ Gary L. Perlin
Gary L. Perlin
Chief Financial Officer and Principal Accounting Officer

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